O L S H A N G R U N D M A N F R O M E R O S E N Z W E I G & W O L O S K Y L L P
October 5, 2007	PARK AVENUE TOWER 65 EAST 55TH STREET NEW YORK, NEW YORK10022 TELEPHONE: 212.451.2300 FACSIMILE: 212.451.2222 WWW.OLSHANLAW.COM DIRECT DIAL: 212.451.2252 EMAIL: KSCHLESINGER@OLSHANLAW.COM

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Assistant Director John Reynolds

Re:

SP Acquisition Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed October 5, 2007
File No. 333-142696

Dear Mr. Reynolds:

On behalf of SP Acquisition Holdings, Inc. (the “Company”), transmitted herewith is Amendment No. 5 to the above-referenced filing (“Amendment No. 5”).

Amendment No. 5 is being filed to reflect the following changes:

1)

An increase in the deferred underwriting discount from 3.15% to 4%;

2)

An increase in the expenses of the offering (other than the underwriting discount) from $750,000 to $900,000;

3)

An increase in the amount of the additional founder’s warrants to be purchased from 5,250,000 to 7,000,000;

4)

A change in the underwriting section to reflect comments from the NASD that one of the Company’s Directors and SP Acq LLC must each enter into an additional lock-up agreement; and

5)

The agreement of Warren Lichtenstein to indemnify the Company under certain circumstances.

As the Company’s Registration Statement previously cleared all of the Staff’s comments and we do not believe the changes in Amendment No. 5 are material, the Company respectfully

NEW JERSEY OFFICE 744 BROAD STREET, 16TH FLOOR NEWARK, NJ 07102 TELEPHONE: 973.331.7200 FACSIMILE: 973.331.7222

October 5, 2007

requests that the staff clear all changes made in Amendment No. 5 on or before Tuesday, October 9, 2007 so that the Company and the Underwriters can request acceleration of effectiveness for early next week. Please advise if the Company and the Underwriters should submit new requests of acceleration of effectiveness.

***

Please direct any questions or comments concerning Amendment No. 5 to the undersigned at 212-451-2252, Steve Wolosky at 212-451-2333 or Mark L. Lakin at 212-451-2249.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger